SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 1

Under the Securities Exchange Act of 1934

Trico Marine Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

896106200

(CUSIP Number)

Decmber 31, 2009

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896106200

1	Name of Reporting Person/I.R.S. Identification No. of Above Person (Entities Only) Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person OO

CUSIP No. 896106200

1	Name of Reporting Person/I.R.S. Identification No. of Above Person (Entities Only) Radcliffe Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person PN

CUSIP No. 896106200

Item 1(a).	Name of Issuer: Trico Marine Services, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 10001 Woodloch Forest Drive Suite 610 The Woodlands, TX 77380

Item 2(a).	Name of Person Filing: See Item 2(c) below.
Item 2(b).	Address of Principal Business Office: See Item 2(c) below.
Item 2(c).

Citizenship:
(1)           Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio

c/o SEI Investments Global Fund Services, Ltd.

Styne House, Upper Hatch Street

Dublin 2 Ireland

Cayman Islands segregated portfolio company

(2)           Radcliffe Capital Management, L.P.(1)

50 Monument Road, Suite 300

Bala Cynwyd, PA 19004

Delaware limited partnership

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e).	CUSIP Number: 896106200

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

(1)  Pursuant to an investment management agreement, Radcliffe Capital Management, L.P. (“RCM”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio.  RGC Management Company, LLC (“Management”) is the general partner of RCM.  Steve Katznelson and Christopher Hinkel serve as the managing members of Management.  Each of RCM, Management and Messrs. Katznelson and Hinkel disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

CUSIP No. 896106200

Item 4(a).	Amount beneficially owned: See Item 4(b) below.
Item 4(b).

Percent of class:

As of December 31, 2009, Radcliffe SPC, Ltd., for and on behalf of the Class A Segregated Portfolio (“Radcliffe”), was no longer the beneficial owner of any of the Issuer’s Common Stock.

Item 4(c).	Number of shares as to which such persons have:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: See Item 4(b) above
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: See Item 4(b) above.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

CUSIP No. 896106200

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Radcliffe SPC, Ltd. for and on behalf of the Class A
Segregated Portfolio

By:	Radcliffe Capital Management, L.P.

	By:	RGC Management Company, LLC

		By:	/s/ Maria McGarry
Maria McGarry
General Counsel

Dated: August 10, 2010

Radcliffe Capital Management, L.P.

By:	RGC Management Company, LLC

	By:	/s/ Maria McGarry
Maria McGarry
General Counsel

Dated: August 10, 2010